SECU 06050193 SION

ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

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SEC FILE NUMBER
8- 047077

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Imperial Investments, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Rockhouse Road
(No. and Street)

Wilton (City) CT (State) 06897 (Zip Code)

MAY 22

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

~~Steven J. Alperin, CPA~~ ~~973-808-8801~~ (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alperin, Nebbia & Associates, CPA, PA
(Name – *if individual, state last, first, middle name*)

375 Passaic Avenue, Suite 200 (Address) Fairfield (City) NJ (State) 07004 (Zip Code)

PROCESSED NOV 03 2006 THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

IMPERIAL INVESTMENTS LTD.
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1
AS OF DECEMBER 31, 2005

	Original	Adjustments	Amended
Stockholders' Equity	$ 151,435	$ (89,548)	$ 61,887
Deductions and/or Charges:			
Non-allowable assets			
Other Assets	78,026	(78,026)	-
NASD Investment	-	10,554	10,554
Total non-allowable assets	78,026	(67,472)	10,554
Net Capital before Securities Haircuts	73,409	(22,076)	51,333
Haircuts on Securities Positions:	1,583	(1,583)	-
Net Capital	$ 71,826	$ (20,493)	$ 51,333
Aggregate Indebtedness:			
Accrued expenses and other liabilities	$ 477	$ 11,523	$ 12,000
Total Aggregate Indebtedness	$ 477	$ 11,523	$ 12,000
Minimum Capital Required (the greater of 6 2/3% of aggregate indebtedness or $25,000)	$ 25,000	$ -	$ 25,000
Capital in Excess of Minimum Requirements	$ 46,826	$ (20,493)	$ 26,333
Ratio of Aggregate Indebtedness to Net Capital	0.0066 to 1		0.234 to 1

Note: The above report includes an adjustment for additional net capital and deductions not on original Company's corresponding unaudited Form X-17A-5 Part II(A) filing.

AFFIRMATION

I, James Bernstein, affirm that, to the best of my knowledge and belief, the accompanying financial statements for the year ended December 31, 2005 and supplemental schedules pertaining to Imperial Investments, Ltd. as of December 31, 2005 are true and correct. I further affirm that neither the partnership nor any partner has any proprietary interest in any account classified solely as that of a customer.

Signature 2/7/06
Date

VR/CEO
Title

Subscribed and Sworn to before me

on this 17 day of Feb, 2006.

John Rosato
Notary Public

JOHN ROSATI
NOTARY PUBLIC
State of Connecticut
My Commission Expires
June 30, 2010